L-3 Communications Corporation

600 Third Avenue, 34th Floor

New York, NY 10016

212-805-5261 Fax 212-805-5264

Ralph G. D’Ambrosio
Vice President and Chief Financial Officer
June 13, 2008

By U.S. Mail and Facsimile to 202-772-9205

Mr. Jay H. Knight, Attorney-Advisor

Mr. Robert Bartelmes, Senior Financial Analyst

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	L-3 Communications Holdings, Inc. L-3 Communications Corporation Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 28, 2008 File Nos. 001–14141 and 333-46983

Dear Messrs. Knight and Bartelmes:

We are writing to respond to the comment set forth in the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated June 5, 2008, relating to the above-referenced document.

For your convenience, we have reproduced the Staff’s comment in this letter using bold text and numbered the paragraph of this letter to correspond to the numbered paragraph of the comment letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 30

1.

Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose in future filings how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, on page 34 you disclose certain factors that the committee considers when setting annual bonus amounts. However, we believe it is appropriate to provide a more thorough analysis how these factors were analyzed and why the committee’s analyses resulted in the compensation they paid.

In response to the Staff’s comment, L-3 advises the Staff that L-3 will disclose in future filings a more thorough analysis of how it arrived at and why it paid each of the particular levels and forms of compensation for each named executive officer.

Mr. Jay H. Knight

Mr. Robert Bartelmes

June 13, 2008

In connection with this comment response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions concerning the response to the Staff’s comment letter may be directed to me by telephone at (212) 805-5261; or, by fax at (212) 805-5264.

Sincerely,
/s/ Ralph G. D’Ambrosio
Ralph G. D’Ambrosio
Vice President and Chief Financial Officer